Offering Statement for Absinthia's Bottled Spirits, LLC

(“Absinthia,” “we,” “our,” or the “Company”)

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Absinthia's Bottled Spirits, LLC

   2411 McKinley Ave

   Berkeley, CA 94703

Eligibility

2. **The following are true for Absinthia's Bottled Spirits, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Jennifer Absinthia Vermut

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/29/2013	Present	Absinthia's Bottled Spirits, LLC	Founder & CEO
09/01/2014	08/01/2021	NickelDime LLC	Partner

EDUCATION Babson F.W. Olin Graduate School of Business Master of Business Administration ("MBA"), Entrepreneurship/Entrepreneurial Studies 2016 – 2018 Stockholm School of Economics,

Stockholm, Sweden Elective Abroad, May 2018 Completed a design challenge entitled Visiting Stockholm from the Perspective of a Disabled Individual • Created a presentation highlighting potential solutions with students from other international programs to address this challenge for the City of Stockholm. Renaissance Entrepreneurship Center Business Planning Class 2012 – 2013 14-week "mini-MBA" business planning course and wrote Absinthia's Bottled Spirits' business plan, which won "The Best Business Idea" award. New York University, Tisch School of the Arts BFA, Photography, Minor in Art History and Philosophy 1988 – 1992 Certified Advanced Social Marketing Associate - eMarketing Association 2016 Entrepreneur of the Year - Nightclub and Bar December 2015 PRESS WINE ENTHUSIAST November 07, 2023 Everything You Didn't Know You Needed to Know About Absinthe Today, Vermut says, "I feel like education about absinthe is as important as distilling in my career." https://www.wineenthusiast.com/culture/spirits/modern-absinthe-guide/ CHILLED MAGAZINE October 10, 2023 Women Shaking Things Up "Through her brand, Absinthia Vermut is opening a dialogue on the art of Absinthe." https://issuu.com/chilledmagazine/docs/chilled_v16-i5_issuu MERCURY NEWS April 19, 2022 "This Oakland woman loves absinthe so much she changed her name to Absinthia." "Oakland's Absinthia Vermut, a maker of small-batch spirits, is so enamored with absinthe she legally changed her name to reflect it." https://www.mercurynews.com/2022/04/19/this-oakland-woman-loves-absinthe-so-much-she-changed-her-name-to-absinthia/ SF CHRONICLE February 14, 2022 Exploratorium raises a glass and $200,000 for science Absinthia and Exploratorium Executive Director Chris Flink at the Science of Cocktails Fundraiser https://www.sfchronicle.com/culture/article/Exploratorium-raises-a-glass-and-200K-for-15057124.php LinkedIn: https://www.linkedin.com/AbsinthiaVermut

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Absinthia Vermut (f/k/a Jennifer V. Baum)

Securities:	4,320,000
Class:	Membership Interests
Voting Power:	90.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Absinthia's Bottled Spirits, LLC ("Absinthia's Bottled Spirits") stands at the intersection of tradition and innovation in the craft spirits industry. Our core objective is to consistently deliver exceptional spirits that showcase the art of distillation, blending classic methods with contemporary creativity. As a 100% woman-owned enterprise, we take pride in our Women's Business Enterprise National Council ("WBENC") certification, reflecting our commitment to excellence and diversity in the business landscape. Our portfolio consists of meticulously crafted absinthes and mixers, each a testament to our dedication to quality and innovation. Over the years, Absinthia's Bottled Spirits has earned numerous accolades, including awards such as Sunset Magazine's Best Woman Distiller, Best Liquor and Double Gold for Absinthe Verte, and Best Non-Alcoholic Mixer and Gold for Caged Heat Craft Mixer, along with three San Francisco World Spirits Competition gold medals, three gold medals from the Bartender Spirit Awards, and Best Absinthe and Gold from the New Orleans Spirits Competition. To further our objectives, we plan to leverage our award-winning products to expand our market reach and introduce our spirits to a broader audience. We intend to engage in strategic partnerships, explore new distribution channels, and enhance our marketing efforts to build brand awareness. Our monetization strategy includes product sales through traditional retail channels, nationwide and eventually global distribution, and an online presence with sales available direct to consumers. Our primary clientele comprises upscale establishments such as restaurants, bars, and liquor stores in the United States, and we have strategic plans for international expansion. Distinguishing between on-premise establishments (e.g., bars and restaurants) that sell alcoholic beverages for on-site consumption and off-premise establishments (e.g., liquor stores) that cater to off-site consumption, we recognize the diverse regulatory landscape of the industry. In 2020, we strategically redirected our focus to include an online direct-to-consumer ("DTC") website through Cask & Barrel in Florida, with LibDib serving as our distributor. This shift resulted in an uptick in revenue and heightened brand recognition nationwide. As the effects of the pandemic diminish and the hospitality industry resumes normal operations, we anticipate a further uptick in sales. Our products have already been shipped to over 40 states. Our current business strategy entails a transition from an e-commerce-centric approach to a stronger emphasis on wholesale and distribution channels. Our current distribution network encompasses key states such as California, New York, Louisiana, and Florida. With a commitment to quality and innovation, we intend to capitalize on the growing market demand for our meticulously crafted absinthes and mixers. As we navigate the evolving landscape of the spirits industry, we remain focused on expanding our footprint and solidifying a position as a leader in the upscale beverage market. Our commitment to innovation extends beyond our current product line. We plan to continue pushing the boundaries of the spirits industry by exploring new flavors, production techniques, and collaborations. By staying true to our values of tradition, expertise, and passion for the craft, we aim to inspire and elevate the spirits landscape. We not only contribute to the spirits industry but also serve as a beacon of empowerment, demonstrating that excellence knows no gender. Absinthia's Bottled Spirits plans to continue making waves in the industry, offering a diverse range of libations that embody harmony between tradition and a forward-thinking approach to craft spirits.

Absinthia currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Absinthia's Bottled Spirits, LLC speculative or risky:**

    1. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
    2. Key Employee Risk: We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    3. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.
    4. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.
    5. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.
    6. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversif
    7. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
    8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
    9. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. Fundraising outside of the platform Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

11. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing

on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Absinthia's Bottled Spirits, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $618,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    A significant portion of the funds raised from this offering are intended to be dedicated to hiring a seasoned Sales Director, whose job will be to focus on amplifying our market presence and driving revenue growth. A portion of the funds are intended to be allocated to marketing strategy, including running innovative campaigns designed to enhance brand visibility and engage our target audience. We also plan to develop and launch ready to drink ("RTD") canned cocktails with both the absinthes and the mixers. Research and Development ("R&D") will also be a focal point to fuel the creation of exciting new products that align with Absinthia's commitment to quality and craftsmanship. These strategic allocations are intended to fortify Absinthia's market standing, expand our product portfolio, and foster sustainable business growth.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$30,282
Sales Director	$5,000	$150,000
Marketing	$1,500	$250,000
Research & Development	$510	$25,000
RTD Canned Cocktails & Mocktails	$2,500	$50,500
General & Administrative	$0	$112,218
Total Use of Proceeds	**$10,000**	**$618,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Absinthia's Bottled Spirits, LLC must agree that a transfer agent, which keeps records of our outstanding Membership Interests (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Interests	6,000,000	4,800,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the operating agreement of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

  ▪ **additional issuances of securities,**

  ▪ **issuer repurchases of securities,**

  ▪ **a sale of the issuer or of assets of the issuer or**

  ▪ **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Good Funding
Amount Outstanding:	$7,933
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	
Creditor(s):	Hebrew Free Loan
Amount Outstanding:	$2,850
Interest Rate:	0.0%
Maturity Date:	August 2, 2024
Other Material Terms:	
Creditor(s):	Debt - Rule 504(b)(1)
Amount Outstanding:	$12,500
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Shall make an annual payment until the Repayment Amount is paid in full.
Creditor(s):	Debt - MiTec, PBC

Amount Outstanding:	$58,391
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Shall make an annual payment until the Repayment Amount is paid in full.

25. **What other exempt offerings has Absinthia's Bottled Spirits, LLC conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Absinthia's Bottled Spirits, LLC was formed on July 29, 2013 in the state of California. The Company's headquarters are located in Berkley, California. Absinthia's Bottled Spirits produces organic absinthe for making cocktails or enjoying in a traditional French drip. Our products are used by bartenders and consumers to easily make artisanal, unique, and bold cocktails. We currently have seven award-winning products: Blanche, Verte, and Barrel-Aged absinthe; and our four craft syrups Caged Heat, Crimson Smoke, Fairy Dust, and Cherry Bomb. We sell online direct to consumer ("DTC") and through wholesalers and distributors. Results of Operations: Revenue for the year ended December 31, 2023 increased by $21,265 to $135,090, as compared to $113,825 reported for the year ended December 31, 2022. Cost of goods sold for the year ended December 31, 2023 decreased by $102,685 to $65,689, as compared to $168,374 reported for the year ended December 31, 2022. Gross profit for the year ended December 31, 2023 increased to a positive gross profit of $69,401, as compared to a negative gross profit of $54,549 reported for the year ended December 31, 2022 . Operating expenses for the year ended December 31, 2023 decreased by $29,498 to $201,534, as compared to $231,032 reported for the year ended December 31, 2022. Interest expense for the year ended December 31, 2023 decreased by $12,161 to $10,869, as compared to $23,030 reported for the year ended December 31, 2022. Other Income for the year ended December 31, 2023 amounted to $49,213. It represents an adjustment of book inventory to physical inventory and was based on the year-end inventory count. Other income for the year ended December 31, 2022 amounted to $30,000 and consisted of grant revenue. Liquidity & Capital Resources: On December 31, 2023, the Company had cash and cash equivalents of $816 and working capital of $60,172, as compared to cash and cash equivalents of $11,195 and working capital of $12,394 on December 31, 2022. For the years ended December 31, 2023 and 2022, the Company reported cash used in operating activities of $151,110 and $198,865, respectively.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Absinthia's Bottled Spirits, LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the transcript of the video shown on the Company's offering page: My name is Absinthia Vermut. I'm the founder and CEO of Absinthia Bottled Spirits. I first had absinthe at a party in 1996, just got so fascinated by it. Started making it in 1997. I served my first two bootleg bottles of absinthe ten years later. Absinthe became legal. I made my first sale in September of 2017. May of 2018, I had submitted it to the San Francisco World Spirits Competition. Getting ready for bed, I checked my email one more time, and there was an email that the absinthe blanche had won a gold medal and realized that I had just gone from an absintheer to an award-winning absintheur. That was an amazing moment. I'd say the first thing that really got me hooked on absinthe was the art history of absinthe, and you can really explore a whole genre of art and poetry and sculpture through absinthe. Van Gogh, Manet, Degas, Oscar Wilde. Absinthe is the spirit of the artists. This absinthe is produced the same way absinthe was made 150 years ago when it was more popular than wine in Paris. And so when I'm sharing absinthe with someone for the first time, it's like sharing a piece of history with them. There's so much opportunity for absinthe right now, and the growth opportunities are limitless. I was contacted by my current distributor in New York because they were looking for good absinthe and saw all the awards that I had won "The Shield" magazine's awards this year. This was the first year they ever had an absinthe category, which I took gold in. But I believe that my influence is really helping absinthe become more established. Now I'm the owner of what I believe is the world's most awarded absinthe, which is absolutely incredible. It's been really fun for me to go make absinthe based on these traditional methods and to bring them out to bartenders in New Orleans, New York City, and Los Angeles. I don't really take vacations. I usually walk around town with a bottle or two in my pack. I have found that the best way to sell this absinthe is to just get in front of people and open the bottle.

I have almost 200 different absinthe cocktail recipes on my website, and there's such an amazing range of ways to use it that I think it's just as important on a bar as gin or bitters or anything that you're going to use to help make great cocktails. As I was launching the absinthe business, a bartender friend of mine approached me with an unbelievable craft mixer called Caged Heat. From there, we created a full line of non-alcoholic craft mixers. All of the craft mixers make really fantastic mocktails or cocktails. I bring a lot of my artistic creativity to the business, and a lot of that is in the innovation. So I have a lot of fun creating the barrel-aged absinthe, the blue absinthe, and working with the craft mixers. These endeavors are a testament to my ability to adapt to evolving consumer preferences and trends. I brought this business along to this inflection point where we need this infusion of capital. We plan to utilize the investment to hire a dedicated sales team. With the right professionals in place, we'll be able to secure distribution, build strategic partnerships, and expand our market reach. I see absinthe as being a really important ingredient on every bar that's making good cocktails. I'm not going to stop until it is extremely successful. That's my goal. I'm Absinthe Vermut. Please enjoy your absinthe.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://www.absinthia.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.